UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Result of the 2nd Bidding Round for the Transfer of Rights surplus in the Production Sharing Agreement

—

Rio de Janeiro, December 17, 2021 – A Petróleo Brasileiro S.A. – Petrobras informs that it has acquired the exploration and production rights of the volumes exceeding those of the Transfer of Rights in the Atapu and Sepia offshore fields in the 2nd Bidding Round for the
Transfer of Rights surplus under the Production Sharing Regime, held today, by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Petrobras exercised its the pre-emption right in the acquisition of the surplus volumes of the Sépia field, adhering to the winning consortium's proposal. The consortium will have Petrobras as operator, with 30% participation, in partnership with TotalEnergies EP (28%), Petronas (21%) and QP Brasil (21%).

Petrobras acquired the rights to the surplus volumes of the Atapu field in partnership with Shell Brasil and Total Energies EP. The consortium will have Petrobras as the operator, with 52.50% participation, in partnership with Shell Brasil (25%) and TotalEnergies (22.50%).

With today's bidding round results, Petrobras assures the maintenance of the operation in these fields, located in ultra-deep waters of the Santos Basin, for which it had already expressed the pre-emption right, as disclosed to the market on 04/28/2021, and confirms its leadership position in the Brazilian pre-salt, consistent with its strategy of focusing on the exploration and production of assets in deep and ultra-deep waters.

Atapu and Sépia are proven high-productivity assets, with good oil characteristics and significant potential to incorporate reserves. They have low lifting costs and are resilient to a low-price scenarios, which reflects Petrobras' efficient and competitive performance in deep and ultradeep water assets.

The Atapu field started production in June 2020 through FPSO P-70 and reached its production capacity of 150,000 barrels of oil per day in July 2021. It has the capacity to treat up to 6 million m³/d of gas.

The Sépia field started its production in August 2021 through FPSO Carioca, the biggest platform in operation in Brazil in terms of complexity.

The offer of the percentage of the oil surplus to be made available to the Union was the only criterion adopted by the ANP to define the winning proposal, with the fixed value of the signature bonus already included in the tender protocol.

The total amount of the signing bonus to be paid by Petrobras is R$ 4.2 billion. The table below summarizes the results of Petrobras' participation in the 2nd Bidding Round for the Transfer of Rights surplus:

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Sedimentary Basin	Field	Composition of the Consortium	Surplus Oil for the Union	Bonus Petrobras’ stake (R$)
Santos	Atapu	Petrobras* 52,50% Shell Brasil 25% TotalEnergies EP 22,50%	31,68%	2.101.050.000,00
Santos	Sépia	Petrobras* 30% TotalEnergies EP 28% Petronas 21% QP Brasil 21%	37,43%	2.141.400.000,00
Total	-	-	-	4.242.450.000,00

*Operator

For Atapu and Sepia, the amount of compensation before gross up is respectively US$ 3,253,580,741.00 and US$ 3,200,388,219.00 and will be paid by the partner companies to Petrobras in proportion to their participation in the consortium. For Atapu, Petrobras will receive compensation by April 15, 2022. The compensation date for Sépia will be defined after negotiation with the consortium.

The participation in the 2nd Bidding Round for the Transfer of Rights surplus is aligned to the Petrobra’s long-term strategy and strengthens its profile as the main operator of oil fields located in ultra-deep waters.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer